

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2007

By US Mail and Facsimile

Mr. Russell M. Gifford
Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, HA 96813

> **Re:** **Barnwell Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 1-5103**

Dear Mr. Gifford:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006

Item 1. Business, page 4

Estimated Future Net Revenues, page 13

1.   We note your disclosure of the table calculating the present value of estimated
        future net revenues as of September 30, 2006. Further, we note that you have
        calculated net revenues using current sales prices and costs, after deducting all
        royalties, operating costs, future estimated capital expenditures, and income taxes.
        This measure does not appear to -differ from the standardized measure that you
        have calculated and presented in accordance with SFAS 69.   As such, please
        revise the label to state standardized measure of estimated discounted future net
        cash flows.

Management's Discussion and Analysis and Financial Condition and Results of
Operations, page 34

Critical Accounting Policies and Estimates, page 34

2.   We note that you have identified many areas of accounting that you regard as
        critical, due to the significant level of judgment required to determine various
        assumptions underpinning their application, and which under different conditions,
        could lead to "material differences" in your financial statements. However, the
        disclosures that you provide appear to be essentially the same as the accounting
        policies utilized, rather than any specific uncertainties underlying your estimates.
        In other words, not all of the critical accounting policies that you disclose appear
        to have critical judgment and estimation attributes, and for those that do, the
        disclosures do not sufficiently address such attributes.

        Please revise your disclosures to address the material implications of the
        uncertainties that are associated with the methods, assumptions and estimates
        underlying your critical accounting estimates. Specifically, you should provide
        the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the
                 variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the
                 estimate or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change, based on outcomes that
                 are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

3.   We note that you provide qualitative discussion about market risk as it pertains to commodity price risk, interest rate risk and foreign currency exchange risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 305 of Regulation S-K.

Financial Statements

Statements of Cash Flows, page 61

4.   We note that you present cash proceeds from sale of interest in leasehold land and development rights as an investing activity on your consolidated statements of cash flows. Since you present the sale of interest in leasehold land and the sale of development rights as operating revenues on your statements of operations as well as you identify your real estate investing activities as a reportable segment, it is unclear to us why you do not consider these cash flows from operating activities. Please explain to us in detail your basis for presenting these cash flows as an investing activity.

Note 2 – Significant Accounting Policies, page 65

Oil and Gas Properties, page 65

5.   We note that a majority of your proved reserves are gas. As such, please disclose your method of accounting for gas imbalances and to the extent significant, the amount of any imbalance in terms of units and value. Refer to EITF 90-22 for further guidance.

Investment in Land and Revenue Recognition, page 66

6.   We note your disclosure in which you explain that you account for your sales of development rights under option and leasehold land interests pursuant to the provisions of SFAS 66. This accounting standard provides extensive guidance on how to identify criteria to be used to determine when and how profit is recognized on real estate sales. Due to the complexity of this guidance, please expand your accounting policy disclosure to indicate the specific method you use to recognize revenue including the criteria that has been met to support your profit recognition methodology.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief